Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the years ended December 31, 2019, 2018 and 2017

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada	Telephone:(604) 691-3000 Fax: (604) 691-3031 Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Westport Fuel Systems Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Westport Fuel Systems Inc. (and subsidiaries) (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 17, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in note 4(a) to the consolidated financial statements, the Company has changed its accounting policies for leases as of January 1, 2019 due to the adoption of ASC 842, Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2015.
Vancouver, Canada
March 17, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Westport Fuel Systems Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Westport Fuel Systems Inc.’s (and subsidiaries’) (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated March 17, 2020 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 17, 2020

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents (including restricted cash, note 3(c) and 14)	$46,012	$61,119
Accounts receivable (note 6)	66,950	57,118
Inventories (note 7)	47,806	46,011
Prepaid expenses	7,417	4,835
Total current assets	168,185	169,083
Long-term investments (note 8)	10,587	8,818
Property, plant and equipment (note 9)	58,856	63,431
Operating lease right-of-use assets (note 13)	17,524	—
Intangible assets (note 10)	13,075	16,829
Deferred income tax assets (note 18(b))	1,929	1,664
Goodwill (note 11)	3,110	3,170
Other long-term assets	6,660	6,933
Total assets	$279,926	$269,928
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	$86,180	$85,429
Current portion of operating lease liabilities (note 13)	4,406	—
Current portion of long-term debt (note 14)	13,567	10,327
Current portion of long-term royalty payable (note 15)	5,936	6,091
Current portion of warranty liability (note 16)	4,505	2,800
Total current liabilities	114,594	104,647
Long-term operating lease liabilities (note 13)	13,118	—
Long-term debt (note 14)	35,312	44,983
Long-term royalty payable (note 15)	12,322	14,844
Warranty liability (note 16)	4,396	2,141
Deferred income tax liabilities (note 18(b))	4,445	5,521
Other long-term liabilities	6,380	7,116
Total long-term liabilities	190,567	179,252
Shareholders’ equity:
Share capital (Unlimited common and preferred shares, no par value) (note 17):
136,416,981 (2018 - 133,380,899) common shares issued	1,094,633	1,087,068
Other equity instruments	6,857	12,948
Additional paid in capital	10,079	10,079
Accumulated deficit	(998,320)	(998,361)
Accumulated other comprehensive loss	(23,890)	(21,058)
Total shareholders' equity	89,359	90,676
Total liabilities and shareholders' equity	$279,926	$269,928
Commitments and contingencies (note 20)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board	Brenda J. Eprile	Director	Colin Johnston	Director

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

	Years ended December 31,
	2019	2018	2017
Revenue	$305,338	$270,283	$229,833
Cost of revenue and expenses:
Cost of revenue	237,086	206,059	169,552
Research and development	25,172	30,619	50,133
General and administrative	41,339	51,075	47,399
Sales and marketing	16,380	15,923	15,817
Restructuring costs	825	808	1,682
Foreign exchange (gain) loss	(2,537)	8,957	562
Depreciation and amortization (notes 9 and 10)	7,778	8,824	9,826
Impairments on long lived assets, net (note 9 and 10)	688	736	1,550
	326,731	323,001	296,521
Loss from continuing operations	(21,393)	(52,718)	(66,688)
Income from investments accounted for by the equity method	26,741	22,728	12,514
Interest on long-term debt and accretion on royalty payable	(7,265)	(9,133)	(14,487)
Interest and other income (note 12)	4,065	465	1,377
Income (loss) from continuing operations before income taxes	2,148	(38,658)	(67,284)

Income tax expense (recovery) (note 18):
Current	3,607	3,950	(2,780)
Deferred	(1,647)	(1,838)	(1,644)
	1,960	2,112	(4,424)

Net income (loss) from continuing operations	188	(40,770)	(62,860)
Net income (loss) from discontinued operations (note 5)	(147)	9,278	52,881
Net income (loss) for the year	41	(31,492)	(9,979)
Other comprehensive income (loss):
Cumulative translation adjustment	(2,832)	(1,353)	11,382
Comprehensive income (loss)	$(2,791)	$(32,845)	$1,403
Income (loss) per share:
From continuing operations - basic and diluted	$0.00	$(0.31)	$(0.52)
From discontinued operations - basic and diluted	$0.00	$0.07	$0.44
Net income (loss) per share	$0.00	$(0.24)	$(0.08)
Weighted average common shares outstanding:
Basic and diluted	134,224,799	132,371,396	119,558,566

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2019, 2018 and 2017

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	income (loss)	equity
January 1, 2017	110,109,092	$1,042,410	$20,926	$10,079	$(956,890)	$(31,087)	$85,438
Issuance of common shares:
On exercise of share units	2,045,617	9,917	(9,917)	—	—	—	—
On public offering, net of costs incurred	19,125,000	25,953	—	—	—	—	25,953
Stock-based compensation	—	—	5,238	—	—	—	5,238
Net loss for the year	—	—	—	—	(9,979)	—	(9,979)
Other comprehensive income	—	—	—	—	—	11,382	11,382
December 31, 2017	131,279,709	$1,078,280	$16,247	$10,079	$(966,869)	$(19,705)	$118,032
Issuance of common shares:
On exercise of share units	2,101,190	8,788	(8,788)	—	—	—	—
Stock-based compensation	—	—	5,489	—	—	—	5,489
Net loss for the year	—	—	—	—	(31,492)	—	(31,492)
Other comprehensive loss	—	—	—	—	—	(1,353)	(1,353)
December 31, 2018	133,380,899	$1,087,068	$12,948	$10,079	$(998,361)	$(21,058)	$90,676
Issuance of common shares:
On exercise of share units	3,036,082	7,565	(7,565)	—	—	—	—
Stock-based compensation	—	—	1,474	—	—	—	1,474
Net income for the year	—	—	—	—	41	—	41
Other comprehensive loss	—	—	—	—	—	(2,832)	(2,832)
December 31, 2019	136,416,981	$1,094,633	$6,857	$10,079	$(998,320)	$(23,890)	$89,359

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2019, 2018 and 2017

	Years ended December 31,
	2019	2018		2017

Cash flows from (used in) operating activities:
Net income (loss) for the year from continuing operations	$188	$(40,770)		$(62,860)
Items not involving cash:
Depreciation and amortization	16,340	16,510		14,741
Stock-based compensation expense	1,474	3,040		6,961
Unrealized foreign exchange (gain) loss	(2,537)	8,957		562
Deferred income tax	(1,647)	(1,838)		(1,644)
Income from investments accounted for by the equity method	(26,741)	(22,728)		(12,514)
Interest on long-term debt and accretion of royalty payable	7,265	9,133		10,071
Impairments on long lived assets, net	688	736		1,550
Inventory write-downs to net realizable value (note 7)	57	162		1,111
Other income (note 12)	(3,317)	—		—
Change in fair value of derivative liability and bad debt expense	831	(433)		1,397
Restructuring obligations	—	—		(14,187)
Net cash used before working capital changes	(7,399)	(27,231)	—	(54,812)

Changes in non-cash operating working capital:
Accounts receivable	(11,137)	3,512		2,605
Inventories	(2,004)	(78)		4,565
Prepaid expenses	(2,653)	(170)		(93)
Accounts payable and accrued liabilities	2,386	(1,367)		6,755
Deferred revenue	926	(851)		(2,143)
Warranty liability	4,196	(1,252)		(6,330)
Net cash used in operating activities of continuing operations	(15,685)	(27,437)		(49,453)
Net cash from (used in) operating activities of discontinued operations	(147)	(1,435)		7,920
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(8,860)	(10,273)		(25,288)
Proceeds on sale of assets and investments	—	—		(85)
Dividends received from joint ventures	25,045	23,191		16,633
Proceeds received from holdbacks	—	6,968		—
Net cash from (used in) investing activities of continuing operations	16,185	19,886		(8,740)
Net cash from investing activities of discontinued operations	—	14,050		77,148
Cash flows from (used in) financing activities:
Drawings on operating lines of credit and long-term facilities	25,081	12,612		42,641
Repayment of operating lines of credit and long-term facilities	(33,258)	(15,616)		(71,387)
Proceeds from share issuance, net	—	—		25,953
Repayment of royalty payable	(6,034)	(3,009)		(11,467)
Long-term asset securing debt	(553)	(2,129)		—
Net cash used in financing activities of continuing operations	(14,764)	(8,142)		(14,260)
Effect of foreign exchange on cash and cash equivalents	(696)	(7,645)		4,246
Increase (decrease) in cash and cash equivalents	(15,107)	(10,723)		16,861
Cash and cash equivalents, beginning of year	61,119	71,842		60,905
Cash and cash equivalents, end of year (including restricted cash)	46,012	61,119		77,766
Less: cash and cash equivalents from discontinued operations, end of year	—	—		5,924
Cash and cash equivalents from continuing operations, end of year	$46,012	$61,119		$71,842
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)
December 31, 2019, 2018 and 2017

	Years ended December 31,
	2019	2018	2017
Supplementary information:
Interest paid	$3,953	$4,039	$4,416
Taxes paid, net of refunds	1,926	540	722
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation applications on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2. Liquidity and going concern:

In connection with preparing consolidated financial statements for each annual and interim reporting period, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that the Company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the consolidated financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the consolidated financial statements are issued.
Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these consolidated financial statements were issued. These consolidated financial statements have therefore been prepared on the basis that the Company will continue as a going concern.
At December 31, 2019, the Company's net working capital was $53,591 (2018 - $64,436) including cash and cash equivalents (including restricted cash) of $46,012 (2018 - $61,119), and long-term debt, including the royalty payable, was $67,137, of which $19,503 matures in 2020. The Company generated net income from continuing operations of $188 (2018 - loss of $40,770) and net cash flow used in continuing operating activities was $15,685 (2018 - cash used in continuing operating activities of $27,437). The Company has an accumulated deficit of $998,320 (2018 - accumulated deficit of $998,361).
The Company continues to work towards its goal of increasing profitability while growing its businesses, which can be seen in the improved results from operations and operating cash flows in 2018 and 2019. The resolution of the SEC investigation in September 2019 has assisted the Company in improving its operating results going forward by redirecting management's attention to strategic and operational matters, and by significantly reducing legal and advisory costs incurred in relation to the investigation.
As part of its on-going monitoring of financial condition, management is closely evaluating the Company's debt service requirements, in particular, its $17,500 convertible debt which matures on June 1, 2021. This debt is convertible into common shares at the option of the holder at a conversion price of $2.17 per common share. Below this price, the Company would have to repay the principal amount in cash. See note 14 of the consolidated financial statements for additional details of debt service requirements and the convertible debt.
Management is also evaluating foreseeable future cash flows from the Cummins Westport joint venture investment, as the joint venture term is scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners, with Westport receiving $25,045 as dividends in 2019 (2018 - $23,191). As per the joint venture agreement, both Cummins Inc. and the Company have equal rights to the joint venture’s intellectual property. However, there is no certainty that the Company will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. See note 8 (a) for additional details related to the Cummins Westport joint venture.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

2. Liquidity and going concern (continued):

Management is closely evaluating the impact of COVID-19 on the Company's business. The Company has significant operations in Italy where there has been a large number of cases. The Company also sources components from China. At this time, management does not see a material impact to its business, however, the situation is evolving and could become material if the supply chain disruption is prolonged or end customer demand declines.
Management believes that the cash on hand at December 31, 2019 and, the continued improvements in operational performance will provide the cash flow necessary to fund operations over the next year to March 2021. The ability to continue as a going concern beyond March 2021 will be dependent on the Company's ability to generate sufficient positive cash flows from operations, successful conversion of or refinancing of the convertible debt, effective management of the Cummins Westport joint venture transition and on the Company's ability to finance its long term strategic objectives and operations (specifically the growth of the HPDI business). If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying, consolidated financial statements and the adjustments could be material.

3. Significant accounting policies:

(a)    Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Cartesian Capital Group is a global private equity firm based in New York that has investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC, Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to herein as “Cartesian” and are considered related parties. In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016. See notes 8(b), 14(c) and 15 for additional details of Cartesian’s investments in the Company.

(b)    Foreign currency translation:

The Company’s functional currency is in the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar.  The functional currencies for the Company's subsidiaries include the following: United States dollar, Canadian dollar ("CDN"), Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, and Indian Rupee.  The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rate in effect on the date of the transaction.  Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date.  Non-monetary assets and liabilities are translated at the historical exchange rate.  All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

3. Significant accounting policies (continued):

As at June 30, 2018, the Company concluded that Argentina's economy is highly inflationary. As a result, the Company remeasured the financial statements of the Argentinian subsidiary in the Company's reporting currency beginning July 1, 2018.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  For the periods presented, the Company used the following exchange rates:

	Year end exchange rate as at:		Average for the year ended:
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2017
Canadian dollar	0.77	0.73	0.75	0.77	0.77
Euro	1.12	1.14	1.12	1.18	1.13
Argentina Peso	0.02	0.03	0.02	0.04	0.06
RMB	0.14	0.15	0.14	0.15	0.15
Swedish Krona	0.11	0.11	0.11	0.12	0.12
Indian Rupee	0.0140	0.0143	0.0142	0.0156	0.0154

(c)Cash and cash equivalents (including restricted cash):

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations. Cash and cash equivalents at December 31, 2019 and 2018 include restricted cash of $2,279 and $5,095. Restricted cash at December 31, 2019 related to cash used to secure a letter of credit. Restricted cash of $5,095 at December 31, 2018 was related to the Export Development Canada ("EDC") loan and was released on March 1, 2019 as a result of achieving certain milestones (note 14(a)).

(d)    Accounts receivable, net:

Accounts receivable are measured at amortized cost. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Past due balances over 90 days are reviewed individually for collectability. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable.

(e)    Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost or first-in, first-out.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead, including depreciation.  The Company records inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

3. Significant accounting policies (continued):

(f)    Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided for as follows:

Assets	Basis	Rate
Buildings	Straight-line	20 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 – 10 years
Leasehold improvements	Straight-line	Lease term

Depreciation expense on machinery and equipment used in the production and manufacturing process is included in cost of sales. All other depreciation is included in the depreciation and amortization expense line on the statement of operations.

(g)    Long-term investments:

The Company accounts for investments in which it has significant influence, including variable interest entities ("VIEs") for which the Company is not the primary beneficiary, using the equity method of accounting.  Under the equity method, the Company recognizes its share of income from equity accounted investees in the statement of operations with a corresponding increase in long-term investments.  Any dividends paid or payable are credited against long-term investments.

(h)    Financial liabilities:

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost.  Transaction costs relating to long-term debt are netted against long-term debt and are amortized using the effective interest rate method.

(i)    Research and development costs:

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable.

(j)    Intangible assets:

Intangible assets consist primarily of the estimated value of intellectual property, trademarks, technology, customer contracts and non-compete agreements acquired through acquisitions.  Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

(k)    Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value.  When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

3. Significant accounting policies (continued):

(l)    Goodwill:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed.  Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired.  This impairment test is performed annually at December 31.  Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

(m)    Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue.  The Company provides warranty coverage on products sold from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and costs to repair defective products to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products using historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

3. Significant accounting policies (continued):

(n)    Revenue recognition:

The Company generates revenues primarily from product sales. Product revenues are derived from standard product sales contracts and from long-term fixed price contracts. The Company recognizes revenue when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

(o)    Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse.  The effect of a change in tax rates on the deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

Interest and penalties related to income taxes are included as a component of income tax expense.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

4. Accounting changes:

(a)    New accounting pronouncement adopted in 2019:

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which increases transparency and comparability among organizations by recognizing right-of-use ("ROU") assets and corresponding liabilities on the balance sheet and disclosing key information about leasing arrangements. On January 1, 2019, the Company adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company's historical reporting under Topic 840.

On adoption, the Company recognized total ROU assets of $19,747, with corresponding liabilities of $19,747 in the consolidated financial statements. The adoption did not impact the Company's opening retained earnings, or the prior year statements of income and statements of cash flows.

Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its subsidiary's incremental borrowing rates to determine such present value amounts. The Company's lease terms may include options to extend the lease and such extensions are included in the lease liabilities when it is reasonably certain that we will exercise such options. Operating leases are included in operating lease right-of-use assets, and current and non-current operating lease liabilities on the Company's consolidated balance sheets.

(b)    New accounting pronouncement to be adopted in 2020:

In June 2016, the FASB issued ASU No. 2016-13 "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

5. Sale of assets:

The Company completed the sale of its CNG Compressor business on July 25, 2018 for gross proceeds of $14,729 and recorded a net gain of $9,910.

During the second quarter of 2017, substantially all of the former Industrial business segment (excluding the electronics and high pressure product lines) was sold.

The following table presents financial results of the CNG Compressor business and residual Industrial business segment entities which are included in net income (loss) from discontinued operations for the years ended December 31, 2019, 2018 and 2017:

	December 31, 2019	December 31, 2018	December 31, 2017
Revenue	$—	$8,837	$46,268

Cost of revenue	—	7,548	34,647
Research and development	—	603	2,972
General and administrative	—	1,083	5,027
Sales and marketing	147	575	2,713
	147	9,809	45,359
Operating income (loss) from discontinued operations	(147)	(972)	909

Restructuring costs	—	1,268	—
Net gain on sale of assets	—	(10,710)	(58,310)
Other expenses	—	—	220
Income (loss) from discontinued operations before income tax	(147)	8,470	58,999
Income tax expense (recovery)	—	(808)	6,118
Net income (loss) from discontinued operations	$(147)	$9,278	$52,881

6. Accounts receivable:

	December 31, 2019	December 31, 2018
Customer trade receivables	$62,974	$52,188
Other receivables	9,092	8,853
Income tax receivable	475	717
Due from related parties (note 19)	272	122
Allowance for doubtful accounts	(5,863)	(4,762)
	$66,950	$57,118

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

7. Inventories:

	December 31, 2019	December 31, 2018
Purchased parts and materials	$32,814	$31,735
Work-in-process	2,854	2,297
Finished goods	12,134	11,367
Inventory on consignment	4	612
	$47,806	$46,011

During the year ended December 31, 2019, the Company recorded write-downs to net realizable value of approximately $57 (year ended December 31, 2018 - $162; year ended December 31, 2017 - $1,111).

8. Long-term investments:

	December 31, 2019	December 31, 2018
Cummins Westport Inc. (a)	$7,850	$6,309
Weichai Westport Inc. (b)	1,824	1,824
Other equity accounted investees	913	685
	$10,587	$8,818

(a)   Cummins Westport Inc.:

The Company entered into a joint venture with Cummins Inc. ("Cummins") on March 7, 2001. The joint venture term is scheduled to end on December 31, 2021 and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of, one of the parties.

On February 20, 2012, the joint venture agreement ("JVA") was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties revised certain economic terms of the JVA. Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the amended JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins.

The Company has determined that CWI is a VIE. Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly neither party is the primary beneficiary. The joint venture term is scheduled to end on December 31, 2021 and, as per the joint venture agreement, effective from July 1, 2019, either Cummins or the Company can buy out the other's interest based on contractually defined terms and conditions.

The Company recognized its share of CWI’s income and received dividends as follows:

	Years ended December 31,
	2019	2018	2017
Investment income from CWI	$26,586	$22,701	$12,482
Dividends received	25,045	23,191	16,633

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

8. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide. As at December 31, 2019, the Company has a related party accounts receivable balance of $272 (2018 - $122) due from CWI. During the year ended December 31, 2019, total expense recovery from CWI were $1,903 (2018 - $1,855; 2017 - $2,721).

The carrying amount and maximum exposure to losses relating to CWI were as follows:

	Balance at December 31, 2019		Balance at December 31, 2018
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment in CWI	$7,850	$7,850	$6,309	$6,309
Accounts receivable due from CWI	272	272	122	122

Assets, liabilities, revenue and expenses of CWI, are as follows:

	December 31, 2019	December 31, 2018
Current assets:
Cash and short-term investments	$90,296	$85,812
Accounts receivable	1,363	2,336
Other current assets	—	120
Long-term assets:
Property, plant and equipment	844	934
Deferred income tax assets	21,322	22,851
Total assets	$113,825	$112,053
Current liabilities:
Current portion of warranty liability	$19,816	$19,829
Current portion of deferred revenue	16,678	21,299
Accounts payable and accrued liabilities	3,858	4,348
	40,352	45,476
Long-term liabilities:
Warranty liability	30,463	22,995
Deferred revenue	23,667	27,009
Other long-term liabilities	3,631	3,943
	57,761	53,947
Total liabilities	$98,113	$99,423

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

8. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

	Years ended December 31,
	2019	2018	2017
Product revenue	$246,503	$227,408	$235,220
Parts revenue	115,267	91,997	82,077
	361,770	319,405	317,297
Cost of revenue and expenses:
Cost of product and parts revenue	257,717	228,452	207,840
Research and development	15,933	18,000	30,733
General and administrative	1,363	1,474	1,113
Sales and marketing	17,950	15,350	19,675
Foreign exchange loss	8	12	51
Bank charges, interest and other	372	706	609
	293,343	263,994	260,021
Income from operations	68,427	55,411	57,276
Interest and investment income	2,421	1,939	982
Income before income taxes	70,848	57,350	58,258
Income tax expense:
Current	16,102	8,397	16,068
Deferred (1)	1,575	3,552	17,226
	17,677	11,949	33,294
Income for the year	$53,171	$45,401	$24,964

(1)    As a result of the U.S. tax reform substantially enacted in the fourth quarter of 2017, CWI recorded a deferred tax expense of $13,423 in 2017 arising from related adjustments to deferred income tax assets.

(b)    Weichai Westport Inc.:

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in Weichai Westport Inc. (“WWI”).

In April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount.  The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised.

Pursuant to a subsequent agreement dated September 6, 2019 with the Cartesian entities, the Company has agreed, amongst other matters, not to transfer such residual equity interest without the Cartesian entities' prior consent. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

9. Property, plant and equipment:

		Accumulated	Net book
December 31, 2019	Cost	depreciation	value
Land and buildings	$4,764	$1,565	$3,199
Computer equipment and software	5,601	4,521	1,080
Furniture and fixtures	4,213	3,715	498
Machinery and equipment	91,926	41,775	50,151
Leasehold improvements	11,463	7,535	3,928
	$117,967	$59,111	$58,856

		Accumulated	Net book
December 31, 2018	Cost	depreciation	value
Land and buildings	$4,765	$1,474	$3,291
Computer equipment and software	7,079	6,043	1,036
Furniture and fixtures	3,553	2,975	578
Machinery and equipment	87,151	33,476	53,675
Leasehold improvements	11,578	6,727	4,851
	$114,126	$50,695	$63,431

During the year ended December 31, 2019, impairment charge of $nil were recorded related to property, plant and equipment (December 31, 2018 - $736; December 31, 2017 - $1,550).

The Company has significant investments in property, plant and equipment related to its Westport HPDI 2.0™ business. The HPDI business is still in the early stages of commercialization, and, as a result, is currently generating losses. Based on the Company's current projections, meaningful increases in component sales, compared to 2019 levels, are expected, allowing the HPDI business to benefit from economies of scale and become profitable. If these assumptions are not realized, the Company may be required to record an impairment on these assets in future periods.

Total depreciation expense for the year ended December 31, 2019 was $13,409 (year ended December 31, 2018 - $13,090; year ended December 31, 2017 - $11,289). The amount of depreciation expense included in cost of revenue for the year ended December 31, 2019 was $8,562 (2018 - $7,685; 2017 - $4,915).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

10. Intangible assets:

		Accumulated	Net book
December 31, 2019	Cost	amortization	value
Patents and trademarks	$20,386	$9,333	$11,053
Technology	5,457	4,917	540
Customer contracts	12,150	10,668	1,482
Other intangibles	328	328	—
Total	$38,321	$25,246	$13,075

		Accumulated	Net book
December 31, 2018	Cost	amortization	value
Patents and trademarks	$21,142	$7,978	$13,164
Technology	5,150	4,369	781
Customer contracts	12,355	9,476	2,879
Other intangibles	334	329	5
Total	$38,981	$22,152	$16,829

During the year ended December 31, 2019, the Company recorded an impairment charge of $688 (2018 - $nil; 2017 - $nil). The impairment resulted primarily from the write-down of a trademark and was recorded in the Transportation segment.

During the year ended December 31, 2019, amortization of $2,931 (2018 - $3,420; 2017 - $3,452) was recognized in the consolidated statement of operations.

11. Goodwill:

A continuity of goodwill is as follows:

	December 31, 2019	December 31, 2018
Balance, beginning of year	$3,170	$3,324
Impact of foreign exchange changes	(60)	(154)
Balance, end of year	$3,110	$3,170

The Company completed its annual assessment of impairment and concluded that the remaining goodwill of $3,110 related to the Transportation business segment was not impaired as at December 31, 2019.

12. Accounts payable and accrued liabilities:

	December 31, 2019	December 31, 2018
Trade accounts payable	$60,170	$60,027
Accrued payroll	15,906	13,723
Accrued interest	1,568	1,568
Due to related parties (note 19)	794	—
Taxes payable	3,497	4,298
Deferred revenue	2,717	996
Restructuring obligation	—	467
Other payables	1,528	4,350
	$86,180	$85,429

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

12. Accounts payable and accrued liabilities (continued):

Other payables at December 31, 2018 included an amount of $3,883 representing the residual balance of government contributions received between 2003 and 2006 in connection with HPDI technology development, net of repayments paid through that date in the form of royalties calculated on the Company’s gross annual revenues for a contractually defined period of time.  During the year ended December 31, 2019, amendments were made to the contribution agreement governing these arrangements whereby the Company was required to make a final royalty payment of $566 and all further repayment obligations were terminated. The Company recognized a gain of $3,317 in other income, in respect of the settlement reached during the year.

13. Operating leases right-of-use assets:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2020 and 2029. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 5.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

December 31, 2019
Operating lease cost:
Amortization of right-of-use assets	$3,513
Interest	973
Total lease cost	$4,486

The maturities of lease liabilities as of December 31, 2019 are as follows:

2020	$4,406
2021	3,765
2022	3,691
2023	2,691
2024	2,016
Thereafter	3,724
Total undiscounted cash flows	20,293
Less: imputed interest	(2,769)
Present value of operating lease liabilities	17,524
Less: current portion	(4,406)
Long term operating lease liabilities	$13,118

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

14. Long-term debt:

	December 31, 2019	December 31, 2018
Term loan facilities, net of debt issuance costs (a)	$22,207	$24,023
Senior financing (b)	2,504	8,645
Convertible debt (c)	17,431	17,382
Other bank financing (d)	5,105	3,744
Capital lease obligations (e)	1,632	1,516
Balance, end of period	48,879	55,310
Current portion	(13,567)	(10,327)
Long-term portion	$35,312	$44,983

(a)     The Company has three separate term loans: one with EDC and two with UniCredit S.p.A. ("UniCredit"). On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility. The Company incurred debt issuance costs of $1,013 related to this loan, which are being amortized over the loan term using the effective interest rate method. The loan bears interest at 6% (prior to March 1, 2019, 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. This loan matures on December 31, 2021. The EDC loan has an amount outstanding of $13,269, net of issuance costs as at December 31, 2019, compared to $16,860 as at December 31, 2018. The loan is secured by share pledges over the subsidiaries Westport Power, Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and MTM S.r.L. and by certain of the Company's property, plant and equipment.

On October 9, 2018, the Company entered into a Euro denominated loan agreement with UniCredit. This loan bears interest at an annual rate of 2.3% and interest is paid quarterly. This loan matures on December 31, 2023. As at December 31, 2019, the amount outstanding for this loan was $5,569 compared to $7,163 as at December 31, 2018, and was secured by a cash pledge of $1,671, with these restricted funds being recorded in other long-term assets.

On November 28, 2019, the Company entered into a second Euro denominated loan agreement with UniCredit. This loan bears interest at an annual rate of 1.8% and interest is paid quarterly. This loan matures on September 30, 2023. As at December 31, 2019, the amount outstanding for this loan was $3,369, and was secured by a cash pledge of $1,011, with these restricted funds also being recorded in other long-term assets.

(b)     The senior financing facility was renewed on March 24, 2017. This Euro denominated loan bears interest at an annual rate equal to the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. This loan matures on December 31, 2022. The Company has pledged its interest in EMER S.p.A. as a general guarantee for its senior revolving financing. The Company made a principal prepayment of $4,735 in July 2019 to this senior financing facility.

(c)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, the Company issued 9.0% convertible unsecured notes due June 1, 2021, convertible into common shares of the Company in whole or in part, at Cartesian's option, at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term.

(d)    Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands, certain accounts receivable and restricted cash of $2,279.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

14. Long-term debt (continued):

(e)     The Company has capital lease obligations that have terms of three to five years at interest rates ranging from 1.3% to 12.0% (2018 - 1.3% to 12.0%).

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants.  As of December 31, 2019, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of the long-term debt, including the convertible debt if it is not converted to common shares (see (c) above), is as follows for the years ending December 31:

	Term loan facilities	Senior financing	Convertible debt	Other bank financing	Capital lease obligations	Total
2020	$7,858	$741	$—	$4,378	$590	$13,567
2021	9,846	834	17,431	338	545	28,994
2022	2,311	929	—	389	275	3,904
2023	2,192	—	—	—	150	2,342
2024 and thereafter	—	—	—	—	72	72
	$22,207	$2,504	$17,431	$5,105	$1,632	$48,879

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

15. Long-term royalty payable:

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Amounts due to Cartesian are secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allowed the Company to sell certain assets in exchange for prepayment of the Cartesian royalty. Cartesian was to be paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

The Company received holdback payments in 2018, related to the divestiture of the industrial business segment in 2017, which resulted in a $1,045 prepayment to Cartesian and an additional finance charge of $778 in 2018.

As of December 31, 2019, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $12,137.

A continuity schedule of the long-term royalty payable is as follows:

	December 31, 2019	December 31, 2018
Balance, beginning of year	$20,935	$19,031
Accretion expense	3,357	4,135
Repayment	(6,034)	(3,009)
Additional finance charge from prepayment	—	778
Balance, end of year	18,258	20,935
Current portion	(5,936)	(6,091)
Long-term portion	$12,322	$14,844

The minimum repayments including interest are as follows, for the years ending December 31:

2020	$5,936
2021	7,268
2022	5,103
2023	1,162
2024	1,637
2025 and thereafter	5,122
$26,228

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

16. Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,
	2019	2018	2017
Balance, beginning of year	$4,941	$6,301	$11,612
Warranty claims	(1,863)	(2,787)	(2,627)
Warranty accruals	6,794	2,112	1,232
Change in estimate	(481)	(1,443)	(2,949)
Impact of foreign exchange changes	(490)	758	(967)
Balance, end of year	8,901	4,941	6,301
Less: Current portion	(4,505)	(2,800)	(3,529)
Long-term portion	$4,396	$2,141	$2,772

17. Share capital, stock options and other stock-based plans:

During the year ended December 31, 2019, the Company issued 3,036,082 common shares upon exercise of share units (year ended December 31, 2018 – 2,101,190 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vested and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2019, the Company recognized $1,474 (year ended December 31, 2018 - $3,040; year ended December 31, 2017 – $6,961) of stock-based compensation associated with the Westport Omnibus Plan.

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	2,667,403	$4.41	4,509,990	$6.00	6,664,591	$6.75
Granted	1,877,101	3.08	1,009,230	3.50	993,659	2.18
Exercised/vested	(2,622,338)	3.81	(2,101,190)	5.44	(2,045,617)	6.31
Forfeited/expired	(144,225)	2.86	(750,627)	3.61	(1,102,643)	6.51
Outstanding, end of year	1,777,941	$3.19	2,667,403	$4.41	4,509,990	$6.00
Units outstanding and exercisable, end of year	14,450	$2.41	2,076,684	$4.66	636,073	$5.38

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

17. Share capital, stock options and other stock-based plans (continued):

During 2019, 1,877,101 (2018 - 1,009,230) share units were granted to directors, executives and employees. This included 971,051 Restricted Share Units ("RSUs") (2018 - 1,009,230) and 906,050 Performance Share Units ("PSUs") (2018 - nil). Values of RSU awards are generally determined based on the fair market value of the underlying common shares on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of Common Shares that will issue over time - it depends on future performance and other conditions tied to the payout of the PSU.

As at December 31, 2019, $4,303 of compensation expense related to Units has yet to be recognized in results from operations and will be recognized over the remainder of the vesting period.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
	CDN$	CDN$
Share units:
Outstanding	$5,458	$4,828
Exercisable	44	3,759

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Years ended December 31,
	2019	2018	2017
Research and development	$157	$778	$1,182
General and administrative	1,111	1,952	5,450
Sales and marketing	206	310	329
	$1,474	$3,040	$6,961

During the first quarter of 2018, the Performance Stock Units ("PSUs") that had been conditionally approved were finalized and granted. As a result, the stock-based compensation of $2,449 related to 730,000 PSUs was reclassified from a liability to shareholders' equity in 2018.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

18. Income taxes:

(a)    The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 27% for the year ended December 31, 2019 (year ended December 31, 2018 – 27%; year ended December 31, 2017 – 26%) as follows:

	Years ended December 31,
	2019	2018	2017
Income (loss) from continuing operations before income taxes	$2,148	$(38,658)	$(67,284)
Expected income tax expense (recovery)	580	(10,438)	(17,494)
Increase (reduction) in income taxes resulting from:
Non-deductible stock-based compensation	264	433	786
Other permanent differences	15	3,762	3,624
Withholding taxes and other foreign taxes	1,017	657	444
Change in enacted tax rates	34	135	22,960
Foreign tax rate differences, foreign exchange and other adjustments	271	1,585	138
Non-taxable income from equity investment	(6,416)	(6,834)	(3,245)
Change in valuation allowance	6,195	12,812	(11,637)
Income tax expense (recovery)	$1,960	$2,112	$(4,424)

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

18. Income taxes (continued):

(b)    The significant components of the deferred income tax assets and liabilities are as follows:

	December 31, 2019	December 31, 2018
Deferred income tax assets:
Net loss carry forwards	$211,738	$197,585
Intangible assets	4,008	5,655
Property, plant and equipment	15,518	12,799
Warranty liability	3,342	3,251
Foreign tax credits	620	620
Inventory	2,306	4,223
Research and development	6,107	5,961
Other	13,618	11,135
Total gross deferred income tax assets	257,257	241,229
Valuation allowance	(255,328)	(239,565)
Total deferred income tax assets	$1,929	$1,664
Deferred income tax liabilities:
Intangible assets	$(1,756)	$(2,456)
Property, plant and equipment	(61)	(106)
Other	(2,628)	(2,959)
Total deferred income tax liabilities	$(4,445)	$(5,521)
Total net deferred income tax liabilities	$(2,516)	$(3,857)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided.

The deferred income tax assets have been reduced by the uncertain tax position presented in note 18(f).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

18. Income taxes (continued):

(c)    The components of the Company’s income tax expense (recovery) are as follows:

		Income tax expense (recovery)
	Net income (loss)
	before income
	taxes	Current	Deferred	Total
Year ended December 31, 2019
Italy	$26,645	$2,260	$(1,647)	$613
United States	16,174	13	—	13
Canada	(28,160)	—	—	—
Other	(12,511)	1,334	—	1,334
	$2,148	$3,607	$(1,647)	$1,960
Year ended December 31, 2018
Italy	$7,445	$1,741	$(1,188)	$553
United States	17,161	803	—	803
Canada	(61,933)	214	—	214
Other	(1,331)	1,192	(650)	542
	$(38,658)	$3,950	$(1,838)	$2,112
Year ended December 31, 2017
Italy	$679	$493	$(1,470)	$(977)
United States	3,023	17	—	17
Canada	(61,458)	(3,737)	(17)	(3,754)
Other	(9,528)	447	(157)	290
	$(67,284)	$(2,780)	$(1,644)	$(4,424)

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

18. Income taxes (continued):

(d)    The Company has loss carry-forwards in the various tax jurisdictions available to offset future taxable income as follows:

Expiring in:	2020	2021	2022	2023 and later	Total
Canada	$—	$—	$—	$561,836	$561,836
Italy	—	—	—	329	329
United States	—	—	—	111,427	111,427
Sweden	—	—	—	12,893	12,893
Other	2,866	3,420	3,618	19,712	29,616
Total	$2,866	$3,420	$3,618	$706,197	$716,101

Certain tax attributes are subject to an annual limitation as a result of the acquisition of Fuel Systems which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

(e)    The Company has not recognized a deferred income tax liability for certain undistributed earnings of foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

(f)    The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2019, the total amount of the Company’s uncertain tax benefits was $3,652 (year ended December 31, 2018 - $4,704). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2016 to 2019 taxation years remain open to examination by the Internal Revenue Service and the 2014 to 2019 taxation years remain open to examination by the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

19. Related party transactions:

The Company's related parties are CWI, Cartesian, directors, officers and shareholders which own greater than 10% of the Company's shares.
(a)    Pursuant to the amended and restated Joint Venture Agreement, Westport engages in transactions with CWI (see note 8(a)). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred.

(b)    Other transactions with related parties:

Peter Yu, founder and managing partner of Cartesian, was appointed as a Director of the Company in January 2016 in connection with the Investment Agreement entered into with Cartesian in January 2016. As a consequence, the convertible debt (note 14(c)) and royalty payable (note 15), amounts due to Cartesian represent related party balances. During the year ended December 31, 2019, the Company made payments to Cartesian for interest on the convertible debt of $1,575 (2018 - $1,575) and for royalty payables $6,034 (2018 - $3,009) to Cartesian relating to the royalty payable. In addition, fees of $nil (2018 - $250) were paid to Cartesian during the year ended December 31, 2019.

In connection a subsequent agreement dated September 6, 2019 (see note 8(b)), the Company agreed to reimbursement of legal fees amounting to $768 incurred by Cartesian in connection with the SEC investigation discussed in note 20(b), payable in the course of 2020 and has also accrued $26 (2018 - $nil) for director fees payable to Cartesian's director nominee. During the year ended December 31, 2018, the Company incurred $188 of advisory fees to Cartesian.

During the year ended December 31, 2019, the Company issued 18,246 RSUs (2018 - nil) to Cartesian for director fees payable to Cartesian's director nominee.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

20. Commitments and contingencies:

(a)     Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

On June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its investment in Weichai Westport Inc. and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China. The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018.

On September 27, 2019, the Company announced that it had reached a settlement with the SEC resolving the above-mentioned investigation. Under the terms of the settlement, without admitting or denying any violation of the FCPA or related regulations, the Company agreed to pay to the SEC a total amount of $4,046 (comprising a civil penalty of $1,500, a disgorgement amount of $2,350 and prejudgment interest of $196), and also agreed to a two-year period of self-reporting requirements regarding FCPA compliance activities. Of the total settlement amount agreed with the SEC, $2,529 was paid as of December 31, 2019, with the remaining balance due in three equal quarterly installments through September 2020.

In the period from June 2017 to December 31, 2019, total costs and expenses, net of insurance recoveries, incurred by the Company in connection with the above-mentioned SEC investigation amounted to a cumulative $18,110, of which $6,316 recorded in the year ended December 31, 2019 and $9,977 in the year ended December 31, 2018.

The Company is also engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

21. Segment information:

The Company manages and reports the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM").

The financial information for the Company’s business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

Transportation Business Segment

Westport Fuel Systems' Transportation group designs, manufactures, and sells alternative fuel systems and components for transportation applications.  The Company's diverse product offerings are sold under established global brands and include a broad range of alternative fuels which have environmental and economic advantages including: liquefied petroleum gas (“LPG”), compressed natural gas ("CNG"), liquefied natural gas (“LNG”), renewable natural gas (“RNG”), and hydrogen. The Company supplies its products and services through a global network of distributors and original equipment manufacturers (“OEMs”) and delayed OEM arrangements ("DOEMs") in more than 70 countries. Today, the Company's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, high horsepower, cryogenics, and hydrogen applications.

The Transportation segment includes the independent aftermarket ("IAM"), OEMs and DOEMs, the Westport HPDI 2.0™ product line, electronics, current and advanced research and development programs, supply chain, and product planning activities.

Cummins Westport Inc. ("CWI") Joint Venture

CWI serves the medium- and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

21. Segment information (continued):

The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021 (see also note 8(a)).

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties, such as securing the Company's intellectual property.

Financial information by business segment as follows:

	Years ended December 31,
	2019	2018	2017
Revenue:
Transportation	$305,338	$270,283	$229,833
CWI	361,770	319,405	317,297
Total segment revenues	667,108	589,688	547,130
Less: equity investee revenue	(361,770)	(319,405)	(317,297)
Consolidated revenue from continuing operations	$305,338	$270,283	$229,833
Consolidated revenue from discontinuing operations	$—	$8,837	$46,268

	Years ended December 31,
	2019	2018	2017
Operating income (loss):
Transportation	$(798)	$(10,706)	$(40,638)
CWI	68,427	55,411	57,276
Corporate	(21,619)	(31,511)	(22,256)
Restructuring costs	(825)	(808)	(1,682)
Foreign exchange gain (loss)	2,537	(8,957)	(562)
Impairments on long lived assets, net (note 9 and 10)	(688)	(736)	(1,550)
Total segment operating income (loss)	47,034	2,693	(9,412)
Less: equity investee operating income	(68,427)	(55,411)	(57,276)
Consolidated operating loss from continuing operations	$(21,393)	$(52,718)	$(66,688)
Consolidated operating income (loss) from discontinued operations	$(147)	$(972)	$909

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

21. Segment information (continued):

	Years ended December 31,
	2019	2018	2017

Total additions to long-lived assets, excluding business combinations:
Transportation	$8,255	$10,062	$25,177
Corporate	606	211	111
	$8,861	$10,273	$25,288

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total revenue
	Years ended December 31,
	2019	2018	2017
Europe	68%	62%	60%
Americas	17%	18%	20%
Asia	8%	10%	12%
Others	7%	10%	8%

As at December 31, 2019, total goodwill of $3,110 (December 31, 2018 - $3,170) was allocated to the Transportation segment.

As at December 31, 2019, total long-term investments of $9,850 (December 31, 2018 - $8,269) were allocated to the Corporate segment and $737 (December 31, 2018 - $549) to the Transportation segment.

Total assets are allocated as follows:

	Total assets by operating segment
	Years ended December 31
	2019	2018
Transportation	$251,948	$236,340
Corporate	27,978	31,912
CWI	113,825	112,053
	393,751	380,305
Add: assets held for sale	—	1,676
Less: equity investee total assets	(113,825)	(112,053)
Total consolidated assets	$279,926	$269,928

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

21. Segment information (continued):

The Company’s long-lived assets consist of property, plant and equipment (fixed assets), intangible assets and goodwill.

Long-lived assets information by geographic area:

December 31, 2019	Property, plant and equipment	Intangible assets and goodwill	Total
Italy	$22,534	$12,883	$35,417
Canada	31,909	192	32,101
United States	951	—	951
Rest of Europe	3,423	3,110	6,533
Asia Pacific	883	—	883
	59,700	16,185	75,885
Less: equity investee long lived assets	(844)	—	(844)
Total consolidated long-lived assets	$58,856	$16,185	$75,041

December 31, 2018	Property, plant and equipment	Intangible assets and goodwill	Total
Italy	$23,470	$16,067	$39,537
Canada	35,089	237	35,326
United States	1,210	—	1,210
Rest of Europe	2,870	3,695	6,565
Asia Pacific	1,726	—	1,726
	64,365	19,999	84,364
Less: equity investee's long lived assets	(934)	—	(934)
Total consolidated long-lived assets	$63,431	$19,999	$83,430

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

22. Financial Instruments:

(a)    Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b)    Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has a history of losses and negative cash flows from operations since inception, although recorded net income in 2019.  At December 31, 2019, the Company has $46,012 of cash, cash equivalents and short-term investments, including of $2,279 restricted cash (see note 3(c)).

The following are the contractual maturities of financial obligations as at December 31, 2019:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$86,180	$86,180	$86,180	$—	$—	$—
Term loan facilities (note 14 (a))	22,207	24,978	9,507	13,158	2,313	—
Senior revolving financing (note 14 (b))	2,504	2,897	815	1,966	116	—
Convertible debt (note 14 (c))	17,431	19,727	1,575	18,152	—	—
Other bank financing (note 14 (d))	5,105	5,112	4,383	729	—	—
Capital lease obligations (note 14 (e))	1,632	1,747	598	884	265	—
Long-term royalty payable (note 15)	18,258	26,228	5,936	12,371	2,799	5,122
Operating lease commitments (note 13)	17,524	20,293	4,406	7,456	4,707	3,724
	$170,841	$187,162	$113,400	$54,716	$10,200	$8,846

(c)    Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable.  The Company manages credit risk associated with cash and cash equivalents by regularly investing primarily in liquid short-term paper issued by major banks.  The Company monitors its portfolio and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and other receivables.  As at December 31, 2019, 85% (December 31, 2018 - 83%) of accounts receivable relates to customer receivables, and 15% (December 31, 2018 - 17%) relates to amounts due from related parties and income tax authorities for value added taxes and other tax related refunds.  In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 days to 90 days.  The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined on a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers’ liquidity and financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

22. Financial Instruments (continued):

(d)    Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.  The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar and the Euro.  We are subject to foreign currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, since our financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations, financial condition and cash flows.

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies. The Company’s functional currency is the Canadian dollar.
The fluctuation in the average U.S. dollar in recent years resulting in material impacts on our revenues in those years. If the U.S. dollar continues to fluctuate against other currencies, we will experience additional volatility in our financial statements.
A 5% increase/decrease in the relative value of the U.S. dollar against the Canadian dollar and Euro compared to the exchange rates in effect for the year ended December 31, 2019 would have resulted in lower/higher income from operations of approximately $593. This assumes a consistent 5% appreciation in the U.S. dollar against the Canadian dollar and Euros throughout the fiscal year. The timing of changes in the relative value of the U.S. dollar can affect the magnitude of the impact that fluctuations in foreign exchange rates have on our income from operations.
(e)    Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is subject to interest rate risk on certain long-term debt with variable rates of interest.  The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2019 had increased or decreased by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2019 would have increased or decreased by $91.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2019, 2018 and 2017

22. Financial Instruments (continued):

(f)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent our interest in CWI, WWI and other investments. CWI is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the consolidated balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facilities included in the long-term debt (note 14(a)) does not materially differ from its fair value as at December 31, 2019. The carrying value reported in the consolidated balance sheet for senior financing (note 14(b)) approximates their fair value as at December 31, 2019, as the interest rates on the debt are floating and therefore approximate the market rates of interest.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2019, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.